UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For March 17, 2011

Commission File Number: 1-6702

NEXEN INC.
(Translation of registrant’s name into English)

801- 7th Avenue S.W.
Calgary, Alberta, Canada, T2P 3P7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEXEN INC. (Registrant)

Date: March 17, 2011	By:	/s/ Rick C. Beingessner
Name: Rick C. Beingessner
Title: Assistant Secretary

Form 6-K Exhibit Index

Exhibit Number	Description
99.1	Press Release dated March 17, 2011

For immediate release

Nexen Announces Actions to Reduce Debt by up to US$1 billion

Calgary, Alberta, March 17, 2011 – Last week, Moody's Investors Service announced that it completed its credit review and confirmed Nexen’s Baa3 rating, with a negative outlook based on achieving certain debt levels within the next year. We indicated we could meet these levels by reducing our debt by approximately US$1.5 billion.  Today, we are announcing actions to reduce up to US$1 billion of our debt from cash on hand.

In connection with this, we intend to issue a notice of redemption, before the end of March, for all US$500 million of our 5.05% Senior Notes due in 2013.

We are also announcing offers to purchase up to US$500 million principal amount of our senior notes through both an Any and All Tender Offer and a Maximum Tender Offer pursuant to an Offer to Purchase dated today which sets forth the terms, conditions and limitations of these offers.

In the Any and All Tender Offer, we are offering to purchase any and all of our 5.20% Senior Notes due in 2015 and our 5.65% Senior Notes due in 2017, each in the amount of US$250 million.

In the Maximum Tender Offer, we are offering to purchase up to US$250 million principal amount, less the principal amount of notes purchased in the Any and All Tender Offer, of our 6.20% Senior Notes due in 2019 and our 7.40% Senior Notes due in 2028 in the order of priority specified in the Offer to Purchase.  If the principal amount of the notes accepted for purchase in the Any and All Tender Offer equals or exceeds US$250 million, the Maximum Tender Offer will be terminated and no Maximum Tender Offer notes will be accepted for purchase.

The Any and All Tender Offer is scheduled to expire at 11:59pm New York City time on March 24, 2011, unless extended or earlier terminated at our discretion.

The Maximum Tender Offer is scheduled to expire at 11:59pm New York City time, on April 13, 2011, unless extended or earlier terminated as specified in the Offers to Purchase. Holders of such notes who tender and do not withdraw their notes before the early tender date, which is 5:00pm New York City time, on March 30, 2011, unless extended, are eligible to receive the early tender premium.

The table below indicates each series of notes included in the tender offers.

CUSIP Number	Title of Security	Principal Amount Outstanding (US$)	Acceptance Priority Level	Reference U.S. Security Treasury	Bloomberg Reference Page	Fixed Spread (basis points)	Early Tender Premium
Any and All Tender Offer
65334HAD4	5.20% Notes due 2015	$250,000,000	N/A	2.125% due 2/16	PX6	40	N/A
65334HAF9	5.65% Notes due 2017	$250,000,000	N/A	2.125% due 2/16	PX6	125	N/A
Maximum Tender Offer
65334HAK8	6.20% Notes due 2019	$300,000,000	1	3.625% due 2/21	PX7	110	$30.00
136420AF3	7.40% Notes due 2028	$200,000,000	2	4.25% due 11/40	PX8	162.5	$30.00

The total consideration for each $1,000 principal amount of notes tendered and accepted for payment pursuant to the tender offers will be determined by reference to the fixed spread specified for each series of the notes over the yield based on the bid side price of the U.S. Treasury Security as specified in the Offer to Purchase. The applicable Treasury price will be calculated by the dealer managers at 2:00pm New York City time on March 24, 2011 for the Any and All Tender Offer and at 2:00pm New York City time on March 30, 2011 for the Maximum Tender Offer. The total consideration also includes the early tender premium, as applicable.  Accrued interest up to, but not including, the settlement date will be paid in cash on all validly tendered notes accepted in the tender offers. The settlement dates for the Any and All Tender Offer and the Maximum Tender Offer will follow promptly after the applicable expiration dates.

We have retained Deutsche Bank Securities Inc. and BNP Paribas Securities Corp. as dealer managers and D.F. King & Co., Inc. to serve as the depositary and information agent for the tender offers. Requests for documents relating to the tender offers may be directed to D.F. King by telephone at (800) 578-5378 or (212) 269-5550, or in writing at D.F. King & Co., Inc. 48 Wall Street, 22nd Floor, New York, New York 10005. Questions regarding the Tender Offer may be directed to Deutsche Bank Securities Inc. at (866) 627-0391 (toll free) or (212) 250-2955 (collect) or to BNP Paribas Securities Corp. at (888) 210-4358 or (212) 841-3059 (collect).

The tender offers are subject to the satisfaction of certain conditions set forth in the Offer to Purchase and the related Letter of Transmittal. If any of the conditions are not satisfied, Nexen will not be obligated to accept for payment, purchase or pay for, and may delay the acceptance for payment of, any tendered notes, in each event subject to applicable laws, and may terminate the tender offers. The tender offers are not conditioned on the tender of a minimum principal amount of notes. Nexen is not soliciting consents from holder of notes in connection with the tender offers.

Nexen Inc. is an independent, Canadian-based global energy company, listed on the Toronto and New York stock exchanges under the symbol NXY. We are focused on three growth strategies: oil sands and shale gas in Western Canada and conventional exploration and development primarily in the North Sea, offshore West Africa and deepwater Gulf of Mexico. We add value for shareholders through successful full-cycle oil and gas exploration and development, and leadership in ethics, integrity, governance and environmental stewardship.

For investor relations inquiries, please contact: Tim Chatten, P.Eng Analyst, Investor Relations (403) 699-4244 Gary Nieuwenburg Executive Vice President – Canada (403) 699-4910	For media and general inquiries, please contact: Patti Lewis Director, Corporate Communications (403) 699-6119

801 – 7th Ave SW
Calgary, Alberta, Canada T2P 3P7
www.nexeninc.com

Forward-Looking Statements

Certain statements in this release constitute “forward-looking statements” (within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended) or “forward-looking information” (within the meaning of applicable Canadian securities legislation). Such statements or information (together “forward-looking statements”) are generally identifiable by the forward-looking terminology used such as “anticipate”, “believe”, “intend”, “plan”, “expect”, “estimate”, “budget”, “outlook”, “forecast” or other similar words and include statements relating to or associated with individual wells, regions or projects. Any statements as to possible future crude oil, natural gas or chemicals prices; future production levels; future royalties and tax levels; future capital expenditures, their timing and their allocation to exploration and development activities; future earnings; future asset acquisitions or dispositions; future sources of funding for our capital program; future debt levels; availability of committed credit facilities; possible commerciality of our projects; development plans or capacity expansions; the expectation that we have the ability to substantially grow production at our oil sands facilities through controlled expansions; the expectation of achieving the production design rates from our oil sands facilities; the expectation that our oil sands production facilities continue to develop better and more sustainable practices; the expectation of cheaper and more technologically advanced operations; the expected design size of our operations; the expected timing and associated production impact of facilities turnarounds and maintenance; the expectation that we can continue to operate our offshore exploration, development and production facilities safely and profitably; future ability to execute dispositions of assets or businesses; future sources of liquidity, cash flows and their uses; future drilling of new wells; ultimate recoverability of current and long-term assets; ultimate recoverability of reserves or resources; expected finding and development costs; expected operating costs, future cost recovery oil revenues from our Yemen operations; the expectation of negotiating of an extension to certain of our production sharing agreements; the expectation of our ability to comply with the new safety and environmental rules enacted in the US at a minimal incremental cost, and of receiving necessary drilling permits for our US offshore operations; future demand for chemicals products; estimates on a per share basis; future foreign currency exchange rates, future expenditures and future allowances relating to environmental matters and our ability to comply therewith; dates by which certain areas will be developed, come on stream or reach expected operating capacity; and changes in any of the foregoing are forward-looking statements. Statements relating to “reserves” or “resources” are forward-looking statements, as they involve the implied assessment, based on estimates and assumptions that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.

All of the forward-looking statements in this release are qualified by the assumptions that are stated or inherent in such forward-looking statements.  Although we believe that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include the following: that we will conduct our operations and achieve results of operations as anticipated; that our development plans will achieve the expected results; the general continuance of current or, where applicable, assumed industry conditions; the continuation of assumed tax, royalty and regulatory regimes; the accuracy of the estimates of our reserve volumes; commodity price and cost assumptions; the continued availability of adequate cash flow and debt and/or equity financing to fund our capital and operating requirements as needed; and the extent of our liabilities.  We believe the material factors, expectations and assumptions reflected in the forward-looking statements are reasonable, but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, among others: market prices for oil and gas; our ability to explore, develop, produce, upgrade and transport crude oil and natural gas to markets; ultimate effectiveness of design or design modifications to facilities; the results of exploration and development drilling and related activities; the cumulative impact of oil sands development on the environment; the impact of technology on operations and processes and how new complex technology may not perform as expected; the availability of pipeline and global refining capacity; risks inherent to the operations of any large, complex refinery units, especially the integration between production operations and an upgrader facility; availability of third-party bitumen for use in our oil sands production facilities; labour and material shortages; risks related to accidents, blowouts and spills in connection with our offshore exploration, development and production activities, particularly our deepwater activities; direct and indirect risks related to the imposition of moratoriums, suspensions or cancellations of our offshore exploration, development and production operations, particularly our deepwater activities; the impact of severe weather on our offshore exploration, development and production activities, particularly our deepwater activities; the effectiveness and reliability of our technology in harsh and unpredictable environments; risks related to the actions and financial circumstances of our agents, counterparties, contractors, and joint venture parties; volatility in energy trading markets; foreign currency exchange rates; economic conditions in the countries and regions in which we carry on business; governmental actions including changes to taxes or royalties, changes in environmental and other laws and regulations including without limitation, those related to our offshore exploration, development and production activities; renegotiations of contracts; results of litigation, arbitration or regulatory proceedings; political uncertainty, including actions by terrorists, insurgent or other groups, or other armed conflict, including conflict between states; and other factors, many of which are beyond our control. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these factors are interdependent, and management’s future course of action would depend on our assessment of all information at that time. Although we believe that the expectations conveyed by the forward-looking statements are reasonable based on information available to us on the date such forward-looking statements were made, no assurances can be given as to future results, levels of activity and achievements. Undue reliance should not be placed on the forward-looking statements contained herein, which are made as of the date hereof and, except as required by law, Nexen undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained herein are expressly qualified by this cautionary statement. Readers should also refer to the Risk Factors contained in our 2010 Annual Information form, and to the Quantitative Disclosures about Market Risk and our Forward Looking Statements contained in our 2010 Management Discussion and Analysis.